

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 18, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Legal Department
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AK 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/18/2004



04008850

Re: Wal-Mart Stores, Inc.
Incoming letter received January 8, 2004

Dear Mr. Gearhart:

This is in response to your letters dated January 6, 2003 [received January 8, 2004] and February 3, 2004 concerning the shareholder proposal submitted to Wal-Mart by the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 20, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd., Ninth Floor
Chicago, IL 60661

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
2004 JAN -8 AM 9:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 9, 2003. The Proposal requests that Wal-Mart's Board of Directors "amend [Wal-Mart's] bylaws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is materially false and misleading.

False and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The following statements contained in the Proposal cause the Proposal to be materially false and misleading:

1. The "Resolved" portion of the Proposal requests that Wal-Mart's Board of Directors amend Wal-Mart's bylaws "effective upon the expiration of current employment contracts."

The Proposal does not explain or specify to which employment contracts it refers, leaving each of Wal-Mart, the Proponent, and each shareholder who would be voting on the Proposal to draw its own conclusions on this matter. Therefore, the Proposal is so vague and indefinite that it would not be possible to know with certainty when the Proposal, if it were approved, would be required to become effective. The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

2. The "Supporting Statement" portion of the Proposal states that "[i]n the United Kingdom it is common to separate the offices of Chairman and CEO."

This statement is extremely misleading in the context of the Proposal for two reasons. First, it implies that Wal-Mart's Chairman is also its Chief Executive Officer, when Wal-Mart's current Chairman has never held the office of Chief Executive Officer and, in fact, has not held any office or position with Wal-Mart, other than as a director, Vice-Chairman or Chairman of the Board, since 1985. Second, this statement does not take into account the fact that Wal-Mart's Corporate Governance Guidelines, which are posted on Wal-Mart's website, contain a specific statement by Wal-Mart that "[t]he Board has a policy of separating the offices of Chairperson of the Board and Chief Executive Officer ("CEO")." For these reasons, this statement would certainly mislead Wal-Mart's shareholders if it were printed in the 2004 Proxy Materials. Finally, this statement of common practice in the United Kingdom is a blanket assertion of fact on the part of the Proponent, with no support or citation provided to substantiate it.

3. The "Supporting Statement" portion of the Proposal states that "[u]nfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco."

Note (b) to Rule 14a-9 provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading depending on the facts and circumstances. The statement could mislead shareholders into believing that unethical or criminal conduct is occurring or will occur at Wal-Mart and that the current composition of Wal-Mart's Board of Directors (the "Board") could lead to a scandal similar to those that occurred at the companies named in the Proposal. The statement is false and misleading because it is intended to cause shareholders to believe that Wal-Mart's current Board composition has caused or will cause Wal-Mart to engage in unethical or illegal conduct. For these reasons, this statement is false and misleading in violation of Rule 14a-9.

4. The "Supporting Statement" portion of the Proposal states that "[a]lthough this change would be dramatic, it would hardly be radical."

This is clearly a statement of the Proponent's opinion; however, it is stated as a fact. The Staff has stated that, in drafting shareholder proposals, shareholders should "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

5. The "Supporting Statement" portion of the Proposal contains the following false, misleading and unsubstantiated statements.

"We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company." The Proponent does not provide any support for this statement that indicates on what facts the Proponent bases this belief.

The Proposal refers to *"the public's perception of"* Wal-Mart's corporate governance structure, implying that the public currently has a negative perception, and states that *"having an independent director serve as its Chairman"* would *"dramatically change"* this public perception. This statement would mislead Wal-Mart's shareholders by suggesting that the current corporate governance structure of Wal-Mart has caused a negative public perception of Wal-Mart, and the Proponent has provided no support for this statement.

The Staff has stated that, in drafting shareholder proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements." See Section G.4. of SLB 14.

6. The Proposal contains the following statement, which appears to be completely unrelated to the subject matter of the Proposal.

"In 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises." It is not clear how this statement relates to or supports the Proposal's call for a bylaw amendment to cause an independent director to be the Chairman of the Board of Directors. Therefore, the statement is irrelevant to the subject matter of the Proposal and should be excluded as such.

As reflected above, the Proposal contains numerous false, misleading, unsubstantiated, and irrelevant statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff will sometimes permit a proponent to revise its proposal if it contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of SLB 14), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of SLB 14). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of SLB 14). Because the defects in the Proposal, as described above, would require editing of every paragraph of the Proposal with the exception of the first paragraph of the Supporting Statement, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Jeffrey J. Gearhart

cc: Trowel Trades S&P 500 Index Fund

Enclosures

Exhibit A

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

Rec'd Dec 9

December 9, 2003

Via Facsimile Transmission and Next Day Air
(479) 273-4329

Mr. Tom Hyde
Secretary
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Hyde:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to my attention. I can be reached at (313) 222-9895.

Sincerely,



Cheryl A. Dereziński
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The shareholders of Wal-Mart Stores, Inc. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman.

Although this change would be dramatic, it would hardly be radical. In the United Kingdom it is common to separate the offices of Chairman and CEO. In 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

THE MARCO
CONSULTING
GROUP



January 20, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549
OVERNIGHT DELIVERY

RE: Reply to Wal-Mart Stores, Inc.—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

On behalf of the Trowel Trades S&P 500 Index Fund (the "Proponent"), we are responding to the January 6, 2003 letter from Wal-Mart Stores, Inc. ("Wal-Mart") seeking a no-action letter from the Commission if Wal-Mart excludes the Proponent's shareholder proposal from Wal-Mart's 2004 Proxy Materials. Six copies of this letter are enclosed.

Wal-Mart asserts six arguments that portions of the Proponent's shareholder proposal are false and misleading. As will be demonstrated below, none of Wal-Mart's claims go to the substance of the proposal and many could have been resolved if Wal-Mart would have simply contacted the proponent prior to resorting to filing its no-action letter.

Before dealing with Wal-Mart's arguments, Proponent respectfully, but strenuously objects to Wal-Mart's request that: "Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response." If there are to be any conferences with the Commission or its Staff, Proponent should be present and formally makes thatrequest at this time.

Furthermore, Proponent suggests that the Commission consider adopting a new procedure that would require companies, prior to seeking a no-action letter, to confer with the proponents of shareholder proposals to explore amicable resolutions to the type of stylistic, non-substantive issues raised here. Such a procedure would save the companies, proponents and the Commission a substantial amount of time and effort.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

As to the specific arguments raised in Wal-Mart's letter:

1. The "Resolved" portion of the Proposal requests that Wal-Mart's Board of Directors amend Wal-Mart's bylaws effective "upon the expiration of current employment contracts." This clause was inserted in case existing employment contracts included provisions that certain employees would become the chairman of the board upon certain events. Such contracts have been used in the past by companies to object to proposals seeking to separate the offices of chairman and CEO and to have a non-insider serve as chairman. The purpose of the clause is self-evident and Wal-Mart has failed to establish why it should be considered vague or indefinite. However, Proponent is willing to drop the clause from its proposal on the condition Wal-Mart agrees not to subsequently object to the proposal on the grounds that it will violate current employment contracts.

2. The "Supporting Statement" portion of the Proposal states that "[i]n the United Kingdom it is common to separate the offices of Chairman and CEO." Wal-Mart claims this implies that Wal-Mart's Chairman is also its Chief Executive Officer. It does not do that at all. It simply points out the common practice in the United Kingdom as support for the proposal's goal of having an independent director serve as Chairman of the Board. Wal-Mart also claims its web site states that it has a policy of separating the offices of Chairman and CEO. (Wal-Mart does not state in its letter if its web site explains that the Chairman is an insider.) If Wal-Mart thinks it is important to bring up its policy or its web site to shareholders, it is free to do it in its statement on the proposal in the proxy statement. Wal-Mart also argues there is no support or citation to substantiate the commonly known practice in the UK. Support is amply provided in Investor Responsibility and Research Center Background Report L, "Election of Directors, Board Independence and Related Issues," April 7, 2003, p. 18. A copy of the cover sheet and page 18 of the report is attached. Proponent is willing to insert the citation into its proposal and to also insert a sentence to the effect that although Wal-Mart has separated the offices of chairman and CEO, its chairman is an insider.

3. The "Supporting Statement" portion of the Proposal states "unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco." Wal-Mart claims this could mislead shareholders into believing that similar scandals could occur at Wal-Mart. In fact, the statement—the accuracy of which Wal-Mart does not and cannot challenge since it is completely true—when read in context with the proposal, is obviously pointing out an indisputable shortcoming in the new listing requirements by the NYSE and NASDAQ for a majority of independent directors. That common, structural shortcoming affects every company listed on them without an independent chairman—not just Wal-Mart. The proposal clearly is concerned with the structural shortcoming of Wal-Mart's board, which is a proper subject for a shareholder proposal. The proposal neither makes nor implies any claim of unethical or criminal or illegal conduct at Wal-Mart and respectfully submits that no reasonable shareholder reading the proposal would be misled by it.

4. The "Supporting Statement" portion of the Proposal states that "[a]lthough this change would be dramatic, it would hardly be radical." Wal-Mart states this is an opinion stated as fact. Proponent is willing to insert, "In our opinion" at the beginning of the sentence.

5. The "Supporting Statement" portion of the Proposal contains the following false, misleading and unsubstantiated statements. Wal-Mart claims no support is given for the statement *"We believe that no matter how many independent directors there are on the board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer of the Company."* Proponent submits that the examples of Enron, WorldCom and Tyco are cited by it in the proposal, they are directly on point, and they overwhelmingly support what is clearly labeled Proponent's belief. Wal-Mart also claims that the Proposal's reference to "*the public perception* of" Wal-Mart's corporate governance structure is negative. At least Wal-Mart recognizes here that the issue is structural and not some "unethical" or "criminal" or "illegal" conduct it conjured out of thin air in its arguments in Section 3 above. The proposal has laid out specific, unchallenged examples of how companies with a majority of independent directors but an insider as chairman of the board have erupted into well-publicized scandals and Proponent's belief that an independent chairman is necessary to protect shareholder interests. Since Wal-Mart does not have an independent chairman, Proponent submits that it is logical to assume that the public's perception of Wal-Mart's governance structure is that it is part of the problem, not the solution Nonetheless, in the interest to avoid prolonged haggling on a minor point, proponent is willing to delete the phrase "and the public's perception of it".

6. The Proposal contains the following statement, which appears to be completely unrelated to the subject matter of the Proposal. The statement Wal-Mart objects to is the recommendation of a 1996 blue ribbon commission of the National Association of Corporate Directors that an independent director be assigned duties commonly associated with the chairman of the board (e.g., organizing the board's evaluation of the CEO, chairing executive sessions of the board, setting the agenda, leading the board in anticipating and responding to crises). Proponent cited this recommendation to demonstrate that the subject matter of the Proposal--having an independent chairman of the Board—would not be a radical change. Proponent believes this recommendation is highly credible and persuasive and it respectfully submits that it is entitled to cite such relevant and material support for its proposal.

For the foregoing reasons, Proponent requests that Wal-Mart be denied the relief it has sought in its January 6, 2004 request for a no-action letter.

Please contact the undersigned with any questions at 312-612-8452 or **kinczewski@marcoconsulting.com**.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosures
cc: Jeffrey J. Gearhart
Cheryl A. Derezinski

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 273-4505
Samuel.guess@wal-mart.com

Samuel A. Guess
Assistant General Counsel and Assistant Secretary

February 3, 2004

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Request for No-Action Ruling regarding Trowel Trades S&P 500 Index Fund's Shareholder Proposal

Ladies and Gentlemen:

The purpose of this letter is to address the concerns presented by the Trowel Trades S&P 500 Index Fund (the "Proponent") in its letter dated January 20, 2004, in response to Wal-Mart Stores, Inc.'s ("Wal-Mart") request for no-action with respect to the Proponent's shareholder proposal.[1] Wal-Mart takes issue with the Proponent's assertion that our contacting the Proponent would have resolved many of the issues with respect to Wal-Mart's request for no-action.

Wal-Mart considers opening a dialogue with proponents of the shareholder proposals it receives prior to submitting a request for no-action to the Securities and Exchange Commission (the "Commission"). When doing so, Wal-Mart takes into consideration many factors, including whether Wal-Mart believes common ground exists for reaching an amicable solution with the proponent, whether the shareholder proposal is a resubmission of a prior shareholder proposal received by Wal-Mart, whether the proponent is a frequent filer of shareholder proposals with Wal-Mart, and Wal-Mart's past experience with the proponent.

The Proponent, and specifically Mr. Kinczewski, are aware of Wal-Mart's general practice in this regard as Wal-Mart conducted a conference call with the Proponent on January 15, 2003, regarding the Proponent's 2003 shareholder proposal on auditor independence. Based on Wal-Mart's experience with that dialogue and the fact that many of the problems in the

[1] Wal-Mart provided copies of the all correspondence between the parties in its request for no-action and refers the Staff to those documents rather than provide more copies of the same materials.

Proponent's proposal from last year and its current shareholder proposal are similar, Wal-Mart determined that engaging in a dialog with the Proponent with respect to its current shareholder proposal would not resolve the problems inherent in the current shareholder proposal.

Wal-Mart appreciates the Proponent's offer in its response letter to the Commission to address the problems in its current shareholder proposal. However, with the exception of the Proponent's offer with respect to statement number 4 and part of number 5 of Wal-Mart's request for no-action, the Proponent has failed to address the substance of the problems inherent in the shareholder proposal that Wal-Mart identified in its related no-action request. Even with the changes proposed by the Proponent, the shareholder proposal still would contain numerous false and misleading statements, which would require detailed and extensive editing in order to bring the proposal into compliance with Rule 14a-9. Accordingly, Wal-Mart submits that it may omit the shareholder proposal from its proxy materials for the 2004 Annual Meeting of Shareholders in accordance with Rule 14a-8(i)(3).

Should you have any questions or concerns, please contact me at (479) 273-4505.

Respectfully Submitted,



Samuel A. Guess

cc: Trowel Trades S&P 500 Index Fund
Greg A. Kinczewski

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter received January 8, 2004

The proposal urges the board to amend the Company's bylaws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange—be its Chairman of the Board.

We are unable to concur in your view that Wal-Mart may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase "and the public's perception of it" from the sentence that begins "We respectfully urge . . ." and ends ". . . by having an independent director serve as its Chairman";
- recast the sentence "Although this change would be dramatic, it would hardly be radical," as the proponent's opinion; and
- provide a citation to a specific source for the statement "In the United Kingdom it is common to separate the offices of Chairman and CEO."

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Daniel Greenspan
Attorney-Advisor